March 30, 2007

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance - Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549

RE:	IsoRay, Inc. (“IsoRay” or the “Company”)
Form 10-KSB for the year ended June 30, 2006
Filed September 28, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 000-14247

Dear Mr. Webb:

Pursuant to your fax and letter dated March 16, 2007, I am enclosing the following response to your comment on the above referenced filings.

1.
Please refer to our prior comment 7. Please provide us with more information regarding the warrants that were “discounted.” As part of your response please tell us about your assessment of the materiality of any accounting impact related to the reduction of the strike price. In addition, tell us your consideration about whether the one-time discount was in substance a cancellation of the prior warrants outstanding and the re-issuance of new warrants that needed to be valued and accounted for on such date. Please advise.

RESPONSE: In June 2006, the Company offered the holders of common stock warrants a one-time discount to raise additional capital and it was only offered for a short time with a definitive cut-off date (approximately 3 weeks from June 12, 2006 to June 30, 2006). There were 427,765 warrants exercised that had original exercise prices of $6.00 to $6.50 per share.

The Company did not believe that the change in the exercise price represented the cancellation of the old warrant and the issuance of a new warrant but was instead a modification of the original warrant based on market conditions. The Company viewed the discount offer as a financing transaction similar to a modification of the offering price of shares in a stock sale. As such the Company believes there is no accounting impact associated with the discount just as there is no accounting impact when an offering price is changed. The Company had previously determined that these warrants were equity instruments and should not be accounted for as derivatives. The Company believes the change in exercise price did not affect this determination. All proceeds from the exercise of these warrants was recorded in stockholders’ equity based on the net proceeds received.

As part of its disclosure of this limited, one-time discount, the Company noted the number of warrants exercised, the offerings from which the warrants were issued, and the total proceeds received. The Company will disclose in future filings the original exercise price range of the warrants exercised and a discussion of the Company’s analysis of the accounting treatment which is anticipated to be our next Form 10-KSB filing.

Please do not hesitate to contact me should you need further information.

Sincerely,

/s/ Jonathan Hunt

Jonathan Hunt
Chief Financial Officer